ProShares Trust III

7272 Wisconsin Avenue, 21st Floor

Bethesda, MD 20814-4802

VIA EDGAR

May 29, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ProShares Trust III
Request to Withdraw Registration Statement on Form S-1
File No. 333-280118

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), ProShares Trust

III(the “Company”) hereby requests that, effective as of May 29, 2025 or as soon as thereafter as practicable, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-280118), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed on June 11, 2024. The Company confirms that no securities have been or will be issued or sold pursuant to the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or require any further information, please contact the Company’s counsel, Morgan, Lewis & Bockius LLP, by calling Erin E. Martin at (202) 739-5729 or emailing at erin.martin@morganlewis.com.

Very truly yours,

ProShares Trust III

/s/ Todd B. Johnson

By: __________________________

Todd B. Johnson

Principal Executive Officer